Exhibit 4.5

ROYAL AHOLD

Corporate Executive Board

P.O. Box 985, 1000 AZ Amsterdam
Piet Heinkade 167-173
1019 GM Amsterdam
Mr. J. Rishton	The Netherlands
Cherry Trees, Grimms Hill, Great Missenden	Phone	+31 (0)20 509 5231
Buckinghamshire HP169BG	Fax	+31 (0)20 509 5204
United Kingdom

DATE:	July 7, 2006
PAGE:	1/2

Addendum of Employment Agreement of 14 September 2005

The undersigned:

1. Royal Ahold, established in Zaandam, the Netherlands, represented by Mr. A. C. Moberg, president and CEO, hereinafter “AHOLD”;

2. Mr. J. Rishton, residing at Cherry Trees, Grimms Hill, Great Missenden, Buckinghamshire HP169BG, United Kingdom, hereinafter the “CFO”

Whereas:

Ahold and the CFO entered into an employment agreement on 14 September 2005 through a letter dated September 2nd, 2005 with reference HR2005/02/09/2005 hereinafter the “Agreement”.

The Agreement in section 4.4 states that: “expenses incurred directly as a result of relocating your family to the Netherlands, including legal fees, closing costs, estate agent fees, and shipment of household goods”.

Ahold and the CFO wish to amend section 4.4 as included in this addendum of the Agreement, hereinafter the “Addendum”

Upon the recommendation of the Remuneration Committee, the Supervisory Board in its meeting of June 20, 2006 agreed to the amendments included in this Addendum.

Declare and have agreed as follows:

1. Amendment and specification of section 4.4

Section 4.4 of the Agreement is amended and further specified as follows:

4.4a.	Ahold will provide the CFO with a relocation allowance up to a maximum of € 300,000 in equal payments of € 5.769,23 per period during a term of 4 years, starting in period 7 of 2006 up to period 6 of 2010, notwithstanding the provisions of 4.4c.

Koninklijke Ahold N.V. Trade Register Amsterdam No. 35000363

ABN AMRO Amsterdam 48.60.29.875

4.4b.	With respect to the tax treatment of the relocation allowance, the monthly payments to the CFO shall be split into a gross amount paid for a portion of 1/3 (one third) and a net amount paid for a portion of 2/3 (two thirds).

4.4c.	This allowance may be used as a rental allowance or as an allowance to cover costs related to the purchase of a house. In the event the allowance is used to cover the costs related to the purchase Ahold and the CFO can agree to payment of a lump sum in stead of periodical payments. The aggregate of any periodical payments and any lump sum paid under the Agreement as amended by this Addendum will not exceed € 300,000.

2. Part of Agreement

This Addendum is an integral part of the Agreement and except for the amendment included in this Addendum the Agreement remains in full force and effect and all provisions of the Agreement apply to this Addendum.

In witness whereof this Addendum is signed and executed in duplicate on      July 2006.

President and CEO	CFO
A.C. Moberg	Rishton

For acknowledgement and confirmation of approval of the Supervisory Board:

Chairman René Dahan

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